UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Reconciliation of Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019 and as of December 31, 2018 and for the six months ended June 30, 2019 and 2018 of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México and its Subsidiaries prepared in accordance with Mexican GAAP to IFRS.
2.	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019 and as of December 31, 2018 and for the six months ended June 30, 2019 and 2018 of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México and its Subsidiaries prepared in accordance with Mexican GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 25, 2019

Item 1

Banco Santander México, S.A. and Subsidiaries

The consolidated financial statements of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (together with its subsidiaries, the “Bank”) filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards ( “NIF” by its Spanish acronym), as issued by the Mexican Board of Financial Reporting Standards (“CINIF”), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, sale and repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

The most significant differences between Mexican Banking GAAP and International Financial Reporting Standards (“IFRS”), as they relate to the Bank, are reconciled and described below:

Reconciliation of Net income for the semester ended June 30, 2019

Amounts in millions of Mexican pesos, net of Income Tax effect

Net income under Mexican Banking GAAP		10,899

IFRS adjustments:

Deferred employee profit sharing	(a)	(2)
Pension and post-employment benefits	(b)	(36)
Allowance for impairment losses and provision for
off-balance sheet risk	(c)	132
Impairment losses from non-current assets held for
sale	(d)	(25)
Fair value measurements and Reserve for Special
Federal Treasury Securities	(e)	(232)
Loan portfolio indexed to the minimum salary	(f)	92
Other adjustments	(g)	(102)

Profit under IFRS		10,726

Non-controlling interest		-

Profit attributable to the Parent under IFRS		10,726

Reconciliation of Total equity as of June 30, 2019

Amounts in millions of Mexican pesos, net of Income Tax effect

Total Stockholders’ equity under Mexican Banking GAAP		133,829

IFRS adjustments:

Deferred employee profit sharing	(a)	(2,616)
Pension and post-employment benefits	(b)	(1,029)
Allowance for impairment losses and provision for
off-balance sheet risk	(c)	(846)
Impairment losses from non-current assets held for
sale	(d)	673
Fair value measurements and Reserve for Special
Federal Treasury Securities	(e)	861
Loan portfolio indexed to the minimum salary	(f)	92
Other adjustments	(g)	(130)

Total equity under IFRS		130,834

Reconciliation of Cash and cash equivalents as of June 30, 2019

Amounts in millions of Mexican pesos

Cash and cash equivalents or Funds available under Mexican Banking GAAP		73,192

IFRS adjustments:

Loans and advances to credit institutions	(h)	(20,869)
Loans and advances to customers	(h)	(67)
Trading derivatives	(h)	(1,033)

Total Cash and cash equivalents under IFRS		51,223

A description of the IFRS adjustments is presented below:

a)	Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities, while IFRS does not considers this deferred employee profit sharing as an income tax temporary difference.

b)	Pension and post-employment benefits

Adjustments were made to recognize the effects of the first-time IFRS adoption exemption taken in which all unrecognized actuarial gains and losses related to pension and post-employment benefits were recognized on January 1, 2010.

For Mexican Banking GAAP purposes, the net pension liability represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan, while IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

IFRS requires the immediate recognition of actuarial gains and losses of the year in other comprehensive income without subsequent recycling to profit or loss. Under Mexican Banking GAAP, there is an option to recognize actuarial gains and losses from the year:

1)	in other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan, or

2)	immediately to profit or loss of the period in which were determined.

c)	Allowance for impairment losses and provision for off-balance sheet risk

For IFRS purposes, the Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk; once the Bank has classified its financial assets according to its credit risk, they are individually or collectively assessed for impairment in order to recognize the allowance for impairment losses arising from credit risk. The expected credit losses model is based on changes in credit quality since initial recognition and considers the following stages:

▪	Stage 1 (12-month expected credit losses): This stage includes financial assets that have not had a significant increase in credit risk.

▪	Stage 2 (Lifetime expected credit losses): This stage includes financial assets that have had a significant increase in credit risk since initial recognition but that do not have objective evidence of impairment. Interest revenue is still calculated on the gross carrying amount of the asset.

▪	Stage 3 (Lifetime expected credit losses): This stage includes financial assets that have objective evidence of impairment at the reporting date. Interest revenue is calculated on the net carrying amount (net of allowance for impairment losses).

Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses and provision for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected credit losses model. The expected credit losses model formulas are developed by the CNBV using credit losses information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank’s credit loss experience. In some cases, CNBV can approve the use of internal models to determine the allowance for impairment losses under Mexican Banking GAAP, as an alternative to the regulatory expected credit losses model.

d)	Impairment losses of non-current assets held for sale

Under Mexican Banking GAAP, impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV. For IFRS purposes, the Bank determines an estimation based upon the comparison between the fair value less costs to sell and the carrying value of the non-current assets held for sale.

e)	Fair value measurements and Reserve for Special Federal Treasury Securities

For Mexican Banking GAAP, the fair value measurement of over-the-counter (“OTC”) derivatives does not consider the counterparty credit risk or the Bank’s own credit risk. For IFRS purposes, the counterparty credit risk and the Bank’s own credit risk is factored into the fair value measurements of OTC derivatives.

Due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments may not have deemed to be sufficiently current for purposes of measuring fair value under IFRS. The adjustments were applicable to 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) future contracts traded in the Mexican Derivatives Exchange (“MexDer”). The Mexican Banking GAAP fair values of these financial instruments are the unadjusted quoted market prices (MexDer prices).

This adjustment also includes the reversal of a reserve for the probable future decrease in value of Special Federal Treasury Securities (“Special CETES”) that was created by the Bank permitted by the CNBV for Mexican Banking GAAP purposes. The Reserve for Special CETES does not meet the recognition criteria under IFRS.

f)	Loan portfolio indexed to minimum salary

For Mexican Banking GAAP, the balance of the loan portfolio indexed to the minimum salary is adjusted by the current minimum salary rate recognizing an increase in its balance and a deferred credit balance, which will be recognized in profit or loss in a twelve-month period as interest income. Under IFRS, the aforementioned effect is recognized immediately in profit or loss of the period as a gain on financial assets.

g)	Other adjustments

Mainly, it considers the effect under IFRS, since the entry of the lease standard IFRS 16, on January 1, 2019, in which a lessee recognizes a right-of-use asset and a lease liability for each of its   leases, with the exemption of leases under 12 months (short term) and leases for which the underlying asset is considered of low value. Subsequently, a lessee must recognize an interest expense and a decrease in the lease liability for lease payments made to the lessor, as well as a straight-line depreciation charge associated with the right-of-use asset.

For the Mexican Banking GAAP, changes in lease accounting in accordance with the new standard under NIF (which converges with IFRS) have not yet been adopted. Therefore, a lessee continues classifying each of its leases between operating and finance leases:

•	Operating leases: an expense is recognized on a straight-line basis for lease payments throughout the lease term.

•	Finance leases: the underlying asset in PP&E and a lease liability are recognized. The underlying asset will be reduced through accumulated depreciation and the lease liability, which accrues interest expenses, is decreased through lease payments.

h)	Cash and cash equivalents

For Mexican Banking GAAP, “Cash and cash equivalents” or “Funds available” include some items that are mandatory to be presented in this line of the balance sheet but do not comply with the definition of “Cash and cash equivalents” under IFRS.

Item 2

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

as of June 30, 2019 and as of December 31, 2018 and

for the six-month periods ended June 30, 2019 and 2018

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

as of June 30, 2019 and as of December 31, 2018 and

for the semesters ended June 30, 2019 and 2018

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

In millions of Mexican pesos

	June 30,	December 31,
Assets	2019	2018

Funds available	$73,192	$70,151

Margin accounts	3,826	3,689

Investment in securities:
Trading securities	94,763	111,891
Securities available for sale	176,435	195,063
Securities held to maturity	10,980	10,827

	282,178	317,781

Debtors under sale and repurchase agreements	67,889	37,881

Derivatives:
Trading purposes	139,902	155,299
Hedging purposes	7,186	7,592

	147,088	162,891

Valuation adjustment for hedged financial assets	152	6

Performing loan portfolio:
Commercial loans
Commercial or business activity loans	360,269	344,942
Financial entities loans	12,430	20,221
Government entities loans	61,739	59,547

	434,438	424,710

Consumer loans	110,226	106,576
Mortgage loans
Medium and residential	126,003	120,559
Social interest	42	55
Loans acquired from INFONAVIT and FOVISSSTE	13,989	14,861

	140,034	135,475

Total performing loan portfolio	684,698	666,761

Non-performing loan portfolio:
Commercial loans
Commercial or business activity loans	5,545	5,645
Financial entities loans	-	7

	5,545	5,652

Consumer loans	4,469	4,261
Mortgage loans
Medium and residential	4,094	4,917
Social interest	5	12
Loans acquired from INFONAVIT and FOVISSSTE	1,518	1,245

	5,617	6,174

Total non-performing loan portfolio	15,631	16,087

Total loan portfolio	700,329	682,848

	June 30,	December 31,
Liabilities and Stockholders’ equity	2019	2018

Deposits:
Demand deposits	$458,126	$455,045
Time deposits
Customer deposits	207,018	178,978
Money market	54,543	58,288

	261,561	237,266

Credit instruments issued	54,718	44,725
Global deposits account without movements	1,601	1,501

	776,006	738,537

Bank and other loans:
Demand loans	22,305	9,990
Short-term loans	17,816	19,084
Long-term loans	27,968	28,009

	68,089	57,083

Creditors under sale and repurchase agreements	84,668	100,689

Securities loans	1	1

Collateral sold or pledged as guarantee:
Sale and repurchase agreements	118	2,301
Securities loans	21,093	28,238

	21,211	30,539

Derivatives:
Trading purposes	136,778	154,830
Hedging purposes	8,088	8,376

	144,866	163,206

Valuation adjustment for hedged financial liabilities	(12)	(24)

Other payables:
Income taxes payable	22	42
Employee profit sharing payable	184	318
Creditors from settlement of transactions	41,499	48,620
Creditors from margin accounts	532	411
Creditors from collaterals received in cash	22,924	42,480
Sundry creditors and other payables	39,094	36,447

	104,255	128,318

Subordinated liabilities	34,886	37,228

Deferred revenues and other advances	388	300

Total liabilities	1,234,358	1,255,877

Assets

(-) Less:
Allowance for loan losses	(21,345)	(21,100)

Loan portfolio (net)	678,984	661,748

Accrued income receivable from securitization transactions	84	127

Other receivables (net)	77,945	89,089

Foreclosed assets (net)	232	270

Property, furniture and fixtures (net)	9,054	8,714

Long-term investment in shares	90	91

Deferred income taxes and employee statutory profit sharing (net)	18,901	20,418

Other assets:
Deferred charges, advance payments and intangibles	8,536	8,679
Other	36	35

	8,572	8,714

Total assets	$1,368,187	$1,381,570

Stockholders’ equity

Paid-in capital:
Capital stock	29,799	29,799
Share premium	5,162	4,963

	34,961	34,762

Other capital:
Capital reserves	23,845	22,315
Retained earnings	63,365	50,451
Result from valuation of available for sale securities	667	(1,440)
Result from valuation of cash flow hedge instruments	(221)	(261)
Cumulative translation effect	9	9
Remeasurement of defined benefit obligation	272	241
Net income	10,899	19,584

	98,836	90,899

Non-controlling interest	32	32

Total stockholders’ equity	133,829	125,693

Total liabilities and stockholders’ equity	$1,368,187	$1,381,570

	June 30,	December 31,
Memorandum accounts	2019	2018

Contingent assets and liabilities	$46	$69
Credit commitments	214,277	238,273
Assets in trust or mandate:
Trusts	177,240	173,443
Mandates	2,101	1,163
Assets in custody or under administration	2,058,218	2,197,358
Collateral received	141,731	141,168
Collateral received and sold or pledged as guarantee	49,536	74,274
Investment banking transactions on behalf of third parties (net)	111,475	10,149
Uncollected interest earned on past due loan portfolio	859	937
Other accounts	1,686,189	1,647,744

	$4,441,672	$4,484,578

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

In millions of Mexican pesos

	For the six-month periods
	ended June 30,

	2019	2018

Interest income	$61,329	$53,505
Interest expense	(28,292)	(24,095)

Financial margin	33,037	29,410

Provisions for loan losses	(8,772)	(9,613)

Financial margin after provisions for loan losses	24,265	19,797

Commission and fee income	12,502	11,539
Commission and fee expense	(3,379)	(3,208)
Net gain on financial assets and liabilities	896	1,337
Other operating income (net)	(991)	436
Administrative and promotional expenses	(18,738)	(17,063)

Total operating income	14,555	12,838

Results of other long-term investment in shares	-	-

Income before income taxes	14,555	12,838

Current income taxes	(3,033)	(2,323)
Deferred income taxes (net)	(623)	(617)

Result before non-controlling interest	10,899	9,898

Non-controlling interest	-	-

Net income	$10,899	$9,898

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Paid-in Capital				Other Capital
							Result from	Result from
	Capital stock						valuation of	valuation of		Remeasurement
							securities	cash flow	Cumulative	of defined		Non-	Total
				Share	Capital	Retained	available	hedge	translation	benefit	Net	controlling	stockholders’
	Historical	Restated	Total	premium	reserves	earnings	for sale	instruments	effect	obligation	income	interest	equity

Balances as of January 1, 2018	$8,086	$3,262	$11,348	$23,450	$9,515	$55,205	$(1,353)	$321	$9	$35	$17,645	$30	$116,205

Entries arising from decisions approved by stockholders-
Transfer of prior year net income	-	-	-	-	-	17,645	-	-	-	-	(17,645)	-	-
Capitalization of share premium	17,574	877	18,451	(18,451)	-	-	-	-	-	-	-	-	-.
Dividends declared	-	-	-	-	-	(4,279)	-	-	-	-	-	-	(4,279).

Total entries arising from decisions approved by stockholders	17,574	877	18,451	(18,451)	-	13,366	-	-	-	-	(17,645)	-	(4,279)

Entries inherent to comprehensive income-
Result from valuation of available for sale securities	-	-	-	-	-	-	179	-	-	-	-	-	179
Result from valuation of cash flow hedge instruments	-	-	-	-	-	-	-	(280)	-	-	-	-	(280)
Own shares repurchase fund	-	-	-	-	12,800	(12,800)	-	-	-	-	-	-	-
Recognition of equity-settled share-based payments	-	-	-	784	-	(41)	-	-	-	-	-	-	743
Treasury shares	-	-	-	(291)	-	-	-	-	-	-	-	-	(291)
Paid interests on Subordinated Additional
Tier I Capital Notes	-	-	-	-	-	(292)	-	-	-	-	-	-	(292)
Effect on sale of the Custody business	-	-	-	-	-	595	-	-	-	-	-	-	595
Effect on acquisition of subsidiary	-	-	-	-	-	(19)	-	-	-	-	-	-	(19)
Remeasurement of defined benefit obligation	-	-	-	-	-	-	-	-	-	56	-	-	56
Net income	-	-	-	-	-	-	-	-	-	-	9,898	-	9,898
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	5	5

Total comprehensive result	-	-	-	493	12,800	(12,557)	179	(280)	-	56	9,898	5	10,594

Balances as of June 30, 2018	$25,660	$4,139	$29,799	$5,492	$22,315	$56,014	$(1,174)	$41	$9	$91	$9,898	$35	$122,520

Balances as of January 1, 2019	$25,660	$4,139	$29,799	$4,963	$22,315	$50,451	$(1,440)	$(261)	$9	$241	$19,584	$32	$125,693

Entries arising from decisions approved by stockholders-
Transfer of prior year net income	-	-	-	-	1,530	18,054	-	-	-	-	(19,584)	-	-.
Dividends declared	-	-	-	-	-	(4,843)	-	-	-	-	-	-	(4,843).

Total entries arising from decisions approved by stockholders	-	-	-	-	1,530	13,211	-	-	-	-	(19,584)	-	(4,843)

Entries inherent to comprehensive income-
Result from valuation of available for sale securities	-	-	-	-	-	-	2,107	-	-	-	-	-	2,107
Result from valuation of cash flow hedge instruments	-	-	-	-	-	-	-	40	-	-	-	-	40
Recognition of equity-settled share-based payments	-	-	-	100	-	-	-	-	-	-	-	-	100
Treasury shares	-	-	-	99	-	-	-	-	-	-	-	-	99
Paid interests on Subordinated Additional
Tier I Capital Notes	-	-	-	-	-	(297)	-	-	-	-	-	-	(297)
Remeasurement of defined benefit obligation	-	-	-	-	-	-	-	-	-	31	-	-	31
Net income	-	-	-	-	-	-	-	-	-	-	10,899	-	10,899

Total comprehensive result	-	-	-	199	-	(297)	2,107	40	-	31	10,899	-	12,979

Balances as of June 30, 2019	$25,660	$4,139	$29,799	$5,162	$23,845	$63,365	$667	$(221)	$9	$272	$10,899	$32	$133,829

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

In millions of Mexican pesos

	For the six-month periods
	ended June 30,

	2019	2018

Net income	$10,899	$9,898

Adjustment for line items that do not require cash flows-
Result from valuation associated to operating activities	1,443	(1,721)
Depreciation of property, furniture and fixtures	642	534
Amortization of intangible assets	1,184	899
Current and deferred income taxes	3,656	2,940
Provisions	202	362
Share-based payments	100	784
Deferred employee profit sharing	(2)	-
Amortization of transaction costs from debt issuance	8	7

	18,132	13,703
Operating activities

Net (increase) / decrease:
Margin accounts	(137)	(1,059)
Investment in securities	37,779	33,220
Debtors under sale and repurchase agreements	(30,008)	(39,285)
Derivatives (asset)	15,431	6,234
Loan portfolio (net)	(17,407)	(34,505)
Accrued income receivable from securitization transactions	43	(2)
Foreclosed assets	38	140
Other operating assets	11,840	3,767
Deposits	37,708	53,868
Bank and other loans	11,006	618
Creditors under sale and repurchase agreements	(16,021)	(16,063)
Collateral sold or pledged as guarantee	(9,328)	10,360
Derivatives (liability)	(17,338)	(12,839)
Issuance of subordinated liabilities	(1,477)	-
Other operating liabilities	(24,120)	18,828
Payments of income taxes	(3,938)	(3,890)

Net cash provided by operating activities	12,203	33,095

Investing activities

Proceeds from disposal of property, furniture and fixtures	5	5
Payments for acquisition of property, furniture and fixtures	(982)	(465)
Payments for acquisition of intangible assets	(867)	(1,058)
Proceeds from sale of shares by corporate restructure	-	1,175
Payment for subsidiary acquisition	-	(1,020)
Proceeds for sale of custody business	-	764

Net cash used in investing activities	(1,844)	(599)

Financing activities

Cash payment of dividends	(4,843)	(6,101)
Purchase of own shares	99	(291)
Paid interests on Subordinated Additional Tier I Capital Notes	(297)	(292)

Net cash used in financing activities	(5,041)	(6,684)

Net increase (decrease) in funds available	5,318	25,812

Adjustment to funds available for changes in exchange rate	(2,277)	1,757

Funds available at the beginning of the period	70,151	87,409

Funds available at the end of the period	$73,192	$114,978

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Amounts in millions of Mexican pesos

Note 1 - Activity and economic and regulatory environment

Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (the “Financial Group”), which holds 99.99% of its common stock, which is a subsidiary of Banco Santander, S.A. in Spain (Banco Santander, S.A. (Spain)). The Bank and its subsidiaries (the “Institution”) is regulated by, among others, the Credit Institutions Law and the General Provisions issued by the Mexican National Banking and Securities Commission (the “Commission”) and Banco de México (the “Central Bank”). The Institution’s corporate purpose is to render banking and credit services under the terms of applicable laws, which include, among others, reception of deposits, acceptance of loans, granting of loans, trading of securities and the execution of trust contracts.

During the six-month period ended June 30, 2019, the macroeconomic indicators have been stable, with inflation of 0.27%, estimated GDP annual growth of 1.13% and appreciation of the Mexican peso with respect to the U.S. dollar of 2.25%.

Significant events during the period

a)	Issuance of debt instruments

On April 8, 2019, the Bank issued certificates of deposits with the following characteristics: i) $2,300 with a 1,092-day maturity that will bear interest at an interest rate of 28 day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) plus 0.10% (interest will be paid every 28 days) stock symbole BSMX 19 and ii) $4,600 with a 2,548-day maturity that will bear interest at an interest rate of 8.95% (interest will be paid every 182 days) stock symbole BSMX 19-2.

On June 17, 2019, the Bank issued additional certificates of deposits related to the aforementioned issuances (BSMX 19 and BSMX 19-2) with the following characteristics: i) $550 with a 1,022-day maturity and ii) $2,550 with a 2,478-day maturity, respectively. There were no change in the interest rates and frequency of payment.

b)	Exchange offer

Banco Santander, S.A. (Spain) announced its intention of making a public acquisition offer to acquire up to approximately 25% of the shares of the Bank, which are owned by investors other than Banco Santander, S.A. (Spain). The investors which accept the offering will obtain 0.337 of shares of Banco Santander, S.A. (Spain) for each share of the Bank and 1,685 American Depositary Shares (ADS) of Banco Santander, S.A. (Spain) for each ADS of the Bank. It is expected to make the offering and settle the exchange of shares during the second half-year of 2019.

No additional significant events occurred from July 1, 2019 until these unaudited condensed consolidated interim financial statements were authorized for issue.

Note 2 - Basis of presentation of the unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements were prepared and are presented in accordance with the Accounting Criteria established by the Commission, which incorporate on a supplemental basis, the accounting and reporting requirements set forth in the Mexican Financial Reporting Standard (“MFRS” or “NIF” by

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

its Spanish acronym), B-9, Interim Financial Information (“NIF B-9”) as issued by the Mexican Board of Financial Reporting Standards (“CINIF”). The results of the six-month periods are not necessarily indicative of the results for the full year. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Institution and the respective notes for the year ended December 31, 2018 as issued on March 14, 2019.

The issuance of these unaudited condensed consolidated interim financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director and by the Board of Directors Bank on July 25, 2019. These unaudited condensed consolidated interim financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

Note 3 - Explanation for translation into English

The accompanying unaudited condensed consolidated interim financial statements have been translated from Spanish into English for use outside of México. Certain accounting practices applied by the Institution may not conform to accounting principles generally accepted in the country of use.

Note 4 - Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these unaudited condensed consolidated interim financial statements as were applied in the preparation of the Institution’s financial statements for the year ended December 31, 2018.

a.	Monetary unit of the financial statements

These unaudited condensed consolidated interim financial statements and notes as of June 30, 2019 and 2018 and for the year ended December 31, 2018, include balances and transactions in Mexican pesos of different purchasing power.

b.	Consolidation

The accompanying unaudited condensed consolidated interim financial statements include those of the Bank and its subsidiaries mentioned below. All balances and transactions among the Bank and its subsidiaries have been eliminated.

Below is a breakdown of the consolidated subsidiaries and the Bank’s equity percentage as of June 30, 2019:

Equity
percentage

Santander Consumo, S.A. de C.V., SOFOM E. R. (Santander Consumo)	99.99%
Santander Vivienda, S.A. de C.V., SOFOM E. R. (Santander Vivienda)	99.99%
Santander Inclusión Financiera, S.A. de C.V., SOFOM, E. R.	99.99%
Centro de Capacitación Santander, A. C.	99.99%
Fideicomiso 100740, Banco Santander México, S. A.	99.99%
Fideicomiso GFSSLPT, Banco Santander México, S. A.	89.14%
Santander Servicios Corporativos, S.A. de C.V.	99.99%
Santander Servicios Especializados, S.A. de C.V.	99.99%
Santander Tecnología México, S.A. de C.V.	99.99%

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

During the six-month period ended as of June 30, 2019, no changes have occurred in the method and in the scope of consolidation.

c.	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year.

Accordingly, basic earnings per share for the six-month periods ended June 30, 2019 and 2018 were determined as follows:

	June 30, 2019	June 30, 2018

Net income	10,899	9,898
Net income attributable to controlling interest	10,899	9,898
Weighted average number of shares outstanding	6,773,864,696	6,777,167,728
Basic earnings per share (pesos)	1.61	1.46

In calculating diluted earnings per share, the amount of net income before non-controlling interest and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares.

Accordingly, diluted earnings per share for the six-month periods ended June 30, 2019 and 2018 were determined as follows:

	June 30, 2019	June 30, 2018

Net income	10,899	9,898
Net income attributable to controlling interest	10,899	9,898
Weighted average number of shares outstanding	6,773,864,696	6,777,167,728
Dilutive effect of rights on shares	13,129,661	9,826,629
Adjusted number of shares	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	1.61	1.46

Changes in accounting policies applicable in 2019

Changes in Accounting Criteria issued by the Commission

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

On December 27, 2017, certain amendments were published in the Federal Official Gazette (DOF by its Spanish acronym) to the Accounting Criteria issued by the Commission. These Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses of the allowance for

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

loan losses in the income statement, as well as to recognize the recovery of credits previously written-off against the heading "Allowance for loan losses" of the income statement in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

This amendment is mandatory on January 1, 2019.

Changes in the NIF issued by the CINIF

Improvements to NIF 2019

Starting January 1, 2019, the Bank prospectively adopted the following Improvements to the NIF, which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the NIF did not have a significant impact on the financial information presented by the Bank.

NIF C-6, Property, plant and equipment

NIF C-6 establishes that the assets delivered or, if applicable, the assets received in an exchange of assets must be valued at their fair value. Entity must determine such valuation of fair value according to NIF B-17, Determination of fair value.

NIF D-3, Employee benefits

A transfer of personnel between entities with recognition of seniority implies for the entity that receives the staff the recognition of a retroactive effect of a Modification to the Plan for the introduction of a new plan. For the entity that transfers implies an Early Settlement of Obligations. In the consolidated financial statements, the effects of the transfers between entities of the group are eliminated, unless the benefits are changed at the time of the transfer.

A transfer of personnel between entities under common control with recognition of seniority involves recognizing in the stand alone financial statements of the entity that receives the staff a retroactive effect of a Modification to the Plan equivalent to an introduction of a new plan and for the entity that transfer implies an Early Settlement of Obligations. In the consolidated financial statements, the transfer of personnel has no effect, unless the benefits are changed at the time of the transfer.

The interest rate used to discount post-employment benefit obligations (funded or not funded) must be an interest rate without or with very low credit risk, such as the interest rate of government bonds and the interest rate of high quality corporate bonds in absolute terms in a deep market, respectively. The chosen interest rate should be used consistently over time. The currency and term of the bonds utilized to obtain the discount rate must be consistent with the currency and the estimated term for the payment of the Defined Benefit Obligation (DBO). The entity must justify the use of a certain interest rate and, in the case of a change of the discount rate, must justify this fact. Any effect on the present value of the labor liability from a change in the discount rate (from government bonds to corporate bonds or vice versa) should be considered as a change in accounting estimate and recognized prospectively, when this occurs, in the income statement of the period based on the provisions of NIF B-1, Accounting changes and error corrections.

The Labor Cost of Past Services (“LCPS”) is the increase or decrease in the DBO for services rendered by employees in previous periods, from:

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

a) A Modification to the Plan that, in turn, includes the retroactive effect of benefits to employees by:

i. Introduction of a new benefit plan,

ii. Benefits assumed by the transfer of employees,

iii. Withdrawal of a benefit plan, or

iv. Subsequent changes in benefits payable in an established benefit plan; and

b) Personnel Reduction

A Modification to the Plan occurs when an entity introduces a previously non-existent plan, withdraws or changes the benefits of a defined benefit plan and a Personnel Reduction occurs when an entity significantly reduces the obligation for a reduction in the number of employees covered by the plan (it may arise from an isolated event, such as the closure of a plant or the discontinuance of an operation); this generates a LCPS that is equivalent to the difference between the current DBO and the previous DBO, including, in the case of Personnel Reduction, the payments made by the entity, which corresponds to the increase or decrease in the obligation due to the retroactive effect of previous services on the benefits to employees when performing a Modification to the Plan or Personnel Reduction.

Note 5 - Investment in securities

Trading securities - As of June 30, 2019 and December 31, 2018, trading securities were as follows:

	June 30, 2019
	Acquisition cost	Accrued interests	Gain (Loss)	Total
Debt instruments:
Government securities:
Federal Treasury Securities (CETES)	$5,233	$-	$3	$5,236
United Mexican States Bonds (UMS)	40	1	-	41
US Government Treasury Bills (TBILL and TNOTE)	11,093	21	18	11,132
Federal Mexican Government
Development Bonds (BONDES)	29,209	101	303	29,613
M Bonds	18,898	142	129	19,169
Mexican Bank Saving Protection Bonds (BPATS)	10,826	243	5	11,074
Federal Mexican Government Development Bonds
in UDIS (UDIBONDS)	3,066	5	2	3,073

Private bank-issued securities:
Certificates of Deposit (CEDES)	5,352	18	4	5,374
Unsecured bonds	1,661	4	-	1,665

Private securities:
Unsecured bonds	42	-	(42)	-

Capital market instruments:
Shares listed in stock exchanges	2,233	-	51	2,284
Investments in investment funds	998	-	10	1,008

Value date transactions (not settled):
Government securities:
Federal Treasury Securities (CETES)	308	-	-	308
M Bonds	4,184	-	(23)	4,161
Federal Mexican Government Development Bonds
in UDIS (UDIBONDS)	767	-	2	769
Federal Mexican Government Development Bonds (BONDES)	(11)	-	-	(11)
Shares listed in stock exchanges	(134)	-	1	(133)

Total trading securities	$93,765	$535	$463	$94,763

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

	December 31, 2018
	Acquisition cost	Accrued interests	Gain (Loss)	Total
Debt instruments:
Government securities:
Federal Treasury Securities (CETES)	$15,483	$-	$(6)	$15,477
United Mexican States Bonds (UMS)	41	1	(2)	40
US Government Treasury Bills (TBILL)	1,472	-	-	1,472
Federal Mexican Government
Development Bonds (BONDES)	20,284	49	577	20,910
M Bonds	25,165	124	93	25,382
Mexican Bank Saving Protection Bonds (BPATS)	28,354	660	(6)	29,008
Federal Mexican Government Development Bonds
in UDIS (UDIBONDS)	9,728	16	30	9,774

Private bank-issued securities:
Certificates of Deposit (CEDES)	5,000	13	-	5,013
Unsecured bonds	982	3	-	985

Private securities:
Unsecured bonds	57	-	(42)	15

Capital market instruments:
Shares listed in stock exchanges	1,287	-	29	1,316
Investments in investment funds	1,023	-	10	1,033

Value date transactions (not settled):
Government securities:
Federal Treasury Securities (CETES)	(1,888)	-	1	(1,887)
M Bonds	2,396	-	6	2,402
Federal Mexican Government Development Bonds
in UDIS (UDIBONDS)	752	-	(2)	750
Mexican Bank Saving Protection Bonds (BPATS)	201	-	-	201

Total trading securities	$110,337	$866	$688	$111,891

As of June 30, 2019 and December 31, 2018, the investment in CETES, M Bonds, UDIBONDS, and shares listed in stock exchanges includes the amount of $21,603 and $29,068, respectively, which refers to the collateral provided for securities loan transactions in which the lender is the Central Bank and other institutions, which was classified as restricted under the heading “Trading securities” in the unaudited condensed consolidated balance sheet.

	June 30, 2019		December 31, 2018
	Loan term		Loan term
Asset guarantee	in days	Amount	in days	Amount
Central bank:
M Bonds	3	$19,643	2	$19,277
UDIBONDS	-		2	8,542

		19,643		27,819

Other institutions:
CETES	-	-	7	290
Shares listed in stock exchanges	-	-	7 and 28	959
M Bonds	12 and 15	317	-	-
UDIBONOS	4 and 7	1,643	-	-

		1,960		1,249

		$21,603		$29,068

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of June 30, 2019 and December 31, 2018, the related liability of $21,211 and $30,539, respectively, is recorded under the heading of “Collateral sold or pledged as guarantee” in the unaudited condensed consolidated balance sheet which corresponds the obligation to restore the value of collateral as follows:

	June 30, 2019		December 31, 2018
	Loan term		Loan term
	in days	Amount	in days	Amount
Sale and repurchase agreements:
Other institutions:
UDIBONDS	3	$118	2	$2,301
Subtotal		118		2,301

Securities loan transactions:
Central bank:
CETES	3	8,284	2	8,703
M Bonds	3	10,186	2	17,546
UDIBONDS	3	768	2	1,030

		19,238		27,279
Other institutions:
Shares listed in stock exchanges	-	-	7 and 28	959
M Bonds	12 and 5	300	-
UDIBONOS	4 and 7	1,555	-

Subtotal		21,093		28,238

Total		$21,211		$30,539

As of June 30, 2019 and December 31, 2018, trading securities include $65,849 and $74,548 respectively that are under sale and repurchase agreements for which reason they are considered as a restricted position.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Securities available for sale - As of June 30, 2019 and December 31, 2018, securities available for sale are comprised as follows:

	June 30, 2019
	Acquisition	Accrued	Gain
Debt instrument	cost	interests	(Loss)	Total
Government securities:
M Bonds	$46,876	$(747)	$114	$46,243
UMS	65,456	2,488	1,396	69,340
BPATS	11,248	11	251	11,510
UDIBONDS	7,565	(87)	11	7,489
Foreign government debt securities	39,554	(5)	-	39,549

Private securities:
Unsecured bonds	2,710	(90)	67	2,687

Capital market instruments

Shares listed in stock exchanges	513	-	4	517

Value date transactions (not settled):
Government securities:
UDIBONDS	(900)	-	-	(900)

Total securities available for sale	$173,022	$1,570	$1,843	$176,435

	December 31, 2018
	Acquisition	Accrued	Gain
Debt instrument	cost	interests	(Loss)	Total
Government securities:
M Bonds	$71,742	$210	$(1,933)	$70,019
UMS	34,263	703	(278)	34,688
BPATS	11,250	251	9	11,510
UDIBONDS	5,546	10	(425)	5,131
Foreign government debt securities	52,052	474	297	52,823
CETES	17,166	-	(20)	17,146

Private securities:
Unsecured bonds	3,345	75	(153)	3,267

Capital market instruments

Shares listed in stock exchanges	513	-	(34)	479

Total securities available for sale	$195,877	$1,723	$(2,537)	$195,063

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of June 30, 2019 and December 31, 2018 of the government and private securities related to M Bonds, UMS, BPATS, UDIBONDS and unsecured bonds, the amounts of $18,846 and $20,082 respectively, are under sale and repurchase agreements for which reason they are classified as restricted positions.

Securities held to maturity - As of June 30, 2019 and December 31, 2018, securities held to maturity were as follows:

	June 30,	December 31,
	2019	2018
Government securities:
Special CETES - support program for housing loan debtors	$3,337	$3,208
Reportable Monetary Regulation Bonds (BREMS R)	7,809	7,785

	11,146	10,993
Less:
Reserve for Special CETES	(166)	(166)

Total securities held to maturity	$10,980	$10,827

Note 6 - Sale and repurchase agreements

When the Institution acts as purchaser:

	June 30, 2019
	Debtors under	Collateral received and
	sale and	sold in
	repurchase	repurchase	Net
	agreements	agreements	position
Government securities:
BONDES	$31,168	$(18,943)	$12,225
BPATS	19,153	(8,482)	10,671
M Bonds	56,048	(19,557)	36,491
CETES	3,715	(1,730)	1,985

Subtotal	110,084	(48,712)	61,372

Private bank-issued securities:
Unsecured bonds	3,487	(262)	3,225
CEDES	2,877	-	2,877

Subtotal	6,364	(262)	6,102

Private securities:
Unsecured bonds	415	-	415

Subtotal	415	-	415

Total	$116,863	$(48,974)	$67,889

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

	December 31, 2018
	Debtors under	Collateral received and
	sale and	sold in
	repurchase	repurchase	Net
	agreements	agreements	position
Government securities:
BONDES	$29,362	$(25,054)	$4,308
CETES	6,268	(6,268)	-
BPATS	43,195	(31,337)	11,858
M Bonds	3,000	(3,000)	-
UMS	13,127	-	13,127
UDIBONDS	4,477	(4,477)	-

Subtotal	99,429	(70,136)	29,293

Private bank-issued securities:
Unsecured bonds	1,816	(399)	1,417
CEDES	4,671	-	4,671

Subtotal	6,487	(399)	6,088

Private securities:
Unsecured bonds	2,500	-	2,500

Subtotal	2,500	-	2,500

Total	$108,416	$(70,535)	$37,881

As of June 30, 2019 and December 31, 2018, the sale and repurchase agreements performed by the Institution, acting as purchaser, were agreed at an average term of 3 and 4 days, respectively.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

When the Institution acts as seller:

	June 30,	December 31,
	2019	2018

Government securities:
BONDES	$28,304	$16,281
CETES	5,245	14,969
BPATS	19,088	37,307
M Bonds	17,056	10,759
UDIBONDS	1,430	6,367
BREMS R	-	6,595
UMS	817	1,909
TBILL and TNOTE	7,771	-

Subtotal	79,711	94,187

Private bank-issued securities:
Unsecured bonds	448	693
CEDES	2,385	5,051

Subtotal	2,833	5,744

Private securities:
Unsecured bonds	2,124	758

Subtotal	2,124	758

Total	$84,668	$100,689

As of June 30, 2019 and December 31, 2018, the sale and repurchase agreements performed by the Institution, acting as seller, were agreed at an average term of 7 and 6 days, respectively.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 7 - Derivatives

As of June 30, 2019 and December 31, 2018, the financial derivatives instruments position is as follows:

	June 30, 2019		December 31, 2018

	Notional	Asset	Notional	Asset
Asset position	amount	position	amount	position

Futures:
Foreign currency futures	$3,869	$6	$2,537	$56
Index futures	1,232	-	426	2

Forwards:
Foreign currency forwards	220,076	4,924	237,777	7,127
Index forwards	13,431	990	11,770	959

Options:
Foreign currency options	86,103	1,161	87,711	1,236
Interest rate options	139,838	669	132,484	1,611
Index options	1,673	132	2,950	67
Equity securities options	-	-	148	3

Swaps:
Interest rate swaps (IRS)	3,117,227	68,791	2,803,464	69,819
Cross currency swaps (CCS)	398,775	63,229	435,698	74,350
Equity swaps	-	-	1,008	69

Total trading	3,982,224	139,902	3,715,973	155,299

Cash flow hedges:
Forwards:
Foreign currency forwards	50,237	2,355	44,057	2,481
Swaps:
IRS	4,000	21	4,000	111
CCS	13,302	4,291	13,608	4,798

Fair value hedges:
Swaps:
IRS	12,882	426	8,415	157
CCS	2,375	93	1,493	45.

Total hedging derivatives	82,796	7,186	71,573	7,592

Total	$4,065,020	$147,088	$3,787,546	$162,891

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

	June 30, 2019		December 31, 2018

	Notional	Liability	Notional	Liability
Liability position	amount	position	amount	position

Futures:
Foreign currency futures	$9,604	$6	$5,735	$56
Index futures	1	-	462	2

Forwards:
Foreign currency forwards	156,356	3,254	232,312	5,723
Index forwards	13,433	988	11,768	958

Options:
Foreign currency options	108,013	1,617	87,616	1,564
Interest rate options	136,796	668	142,477	1,695
Index options	2,629	114	4,004	179
Equity securities options	-	-	117	4

Warrants – Equity and index	136	131	136	123

Swaps:
IRS	2,927,018	65,604	2,795,454	70,204
CCS	395,142	64,383	395,656	74,322
Equity swaps	893	13	-	-

Total trading	3,750,021	136,778	3,675,737	154,830

Cash flow hedges:
Forwards:
Foreign currency forwards	21,813	547	14,041	346
Swaps:
CCS	10,022	2,287	10,289	2,911

Fair value hedges:
Swaps:
IRS	3,600	172	1,200	13
CCS	29,224	5,082	28,489	5,106

Total hedging derivatives	64,659	8,088	54,019	8,376

Total	$3,814,680	$144,866	$3,729,756	$163,206

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of June 30, 2019 and December 31, 2018, the guarantees and/or collateral received and delivered for the Over-the-Counter (OTC) derivative financing transactions, which were not transacted on recognized stock markets are as follows:

		Delivered
		June 30,	December 31,
	Type of collateral	2019	2018

Other receivables (net)

Foreign financial entities	Cash	$13,830	$8,910
Mexican financial entities	Cash	6,818	20,597

		$20,648	$29,507

Trading securities (restricted)

Mexican financial entities	Government bonds	$1,924	$2,522
Foreign financial entities	Government bonds	2,541	3,712

		$4,465	$6,234

		$25,113	$35,741

		Received
		June 30,	December 31,
	Type of collateral	2019	2018

Creditors from collaterals received in cash

Foreign financial entities	Cash	$17,528	$37,192
Mexican financial entities	Cash	5,377	5,288
Other foreign	Cash	19	-

		$29,924	$42,480

Creditors from margin accounts

Foreign financial entities	Cash	$532	$383
Mexican financial entities	Cash	-	28.

		$532	$411.

Memorandum accounts

Mexican financial entities	Government bonds	$3,273	$4,045

		$3,273	$4,045

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 8 – Loan portfolio

As of June 30, 2019 and December 31, 2018, the loans portfolio by type of customer and currency are as follows:

	June 30, 2019

			Valued amount

	Mexican	US	Euros and
Loan type	pesos	dollars	UDIS	Pound Sterling	Total

Performing loan portfolio:
Commercial or business activity loans:	$360,230	$68.972	$1,747	$3,489	$434,438
Commercial or business activity loans	296,404	60,376	—	3,489	$360,269
Financial entities loans	10,860	1,570	—	—	12,430
Government entities loans	52,966	7,026	1,747	—	61,739
Consumer loans	110,226	—	—	—	110,226
Mortgage loans:	137,062	555	2,417	—	140,034
Medium and residential	123,031	555	2,417	—	126,003
Social interest	42	—	—	—	42
Loans acquired from INFONAVIT and
FOVISSSTE	13,989	—	—	—	13,989

	607,518	69,527	4,164	3,489	684,698
Non-performing loan portfolio:
Commercial loans:	3,904	1,641	—	—	5,545
Commercial or business activity loans	3,904	1,641	—	—	5,545
Consumer loans	4,469	—	—	—	4,469
Mortgage loans:	5,298	97	222	—	5,617
Medium and residential	3,775	97	222	—	4,094
Social interest	5	—	—	—	5
Loans acquired from INFONAVIT
and FOVISSSTE	1,518	—	—	—	1,518

	13,671	1,738	222	—	15,631

Total	$621,189	$71,265	$4,386	$3,489	$700,329

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

	December 31, 2018

	Valued amount

	Mexican	US		Euros and
Loan type	pesos	dollars	UDIS	Pound Sterling	Total

Performing loan portfolio:
Commercial loans:	$353,792	$65,491	$2,045	$3,382	$424,710
Commercial or business activity loans	281,224	60,336	-	3,382	344,942
Financial entities loans	19,021	1,200	-	-	20,221
Government entities loans	53,547	3,955	2,045	-	59,547
Consumer loans	106,576	-	-	-	106,576
Mortgage loans:	132,280	622	2,573	-	135,475
Medium and residential	117,364	622	2,573	-	120,559
Social interest	55	-	-	-	55
Loans acquired from INFONAVIT
and FOVISSSTE	14,861	-	-	-	14,861

	592,648	66,113	4,618	3,382	666,761
Non-performing loan portfolio:
Commercial loans:	3,325	2,327	-	-	5,652
Commercial or business activity loans	3,318	2,327	-	-	5,645
Financial entities loans	7	-	-	-	7
Consumer loans	4,261	-	-	-	4,261
Mortgage loans:	5,621	112	441	-	6,174
Medium and residential	4,364	112	441	-	4,917
Social interest	12	-	-	-	12
Loans acquired from INFONAVIT
and FOVISSSTE	1,245	-	-	-	1,245

	13,207	2,439	441	-	16,087

Total	$605,855	$68,552	$5,059	$3,382	$682,848

During the six-month period ended June 30, 2019, the average placement interest rate was 13.72% and 4.84% for loans denominated in Mexican pesos and foreign currency (mainly US dollars and Euros), respectively, and during 2018, this rate was 13.54% and 4.24% for loans denominated in Mexican pesos and foreign currency (mainly US dollars and Euros), respectively.

As of June 30, 2019 and December 31, 2018, the valuation (fair value) of the loan portfolio hedged with derivative financial instruments was $152 and $6, respectively.

Loans to related parties

As of June 30, 2019 and December 31, 2018, loans have been granted to related parties per article 73 of the Law on Credit Institutions amounting to $101,357 and $101,746, respectively, which were approved by the Board of Directors. As of June 30, 2019 and December 31, 2018, these amounts include a loan granted to Santander Consumo for $40,021

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

and $43,800, respectively and a loan granted to Santander Vivienda for $39,851 and $32,686, respectively. These loans were eliminated from the unaudited condensed consolidated balance sheet for consolidation purposes.

Available lines of credit under credit card loans

As of June 30, 2019 and December 31, 2018, authorized available lines of credit under credit card loans amounts to $214,277 and $238,273, respectively.

Government entities loans

As of June 30, 2019 and December 31, 2018, loans granted to the Government entities, were as follows:

	June 30,	December 31,
	2019	2018

Unsecured loans	$60,591	$58,278
General loans	550	594
Restructured loans	251	261
Discounted portfolio loans	351	419

	61,743	59,552

Advanced interest payments	(4)	(5)

Total	$61,739	$59,547

As of June 30, 2019, aging of non-performing portfolio is as follows:

	Period

	From 1 to	From 181 to	From 365 days
Loan type	180 days	365 days	to 2 years	Total

Commercial or business activity loans	$2,834	$730	$1,981	$5,545
Consumer loans	4,441	5	23	4,469
Mortgage loans:	2,566	1,058	1,993	5,617
Medium and residential	1,046	1,057	1,991	4,094
Social interest	2	1	2	5
Loans acquired from INFONAVIT and
FOVISSSTE	1,518	-	-	1,518

	$9,841	$1,793	$3,997	$15,631

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of December 31, 2018, aging of non-performing portfolio is as follows:

	Period

	From 1 to	From 181 to	From 365 days
Loan type	180 days	365 days	to 2 years	Total

Commercial or business activity loans	$2,754	$1,006	$1,885	$5,645
Financial entities loans	7	-	-	7
Consumer loans	4,138	108	15	4,261
Mortgage loans:	2,185	1,205	2,784	6,174
Medium and residential	938	1,203	2,776	4,917
Social interest	2	2	8	12
Loans acquired from INFONAVIT and
FOVISSSTE	1,245	-	-	1,245

	$9,084	$2,319	$4,684	$16,087

For the six-month periods ended June 30, 2019 and June 30, 2018, interests generated on the loan portfolio of the Institution were as follows:

	June 30,	June 30,
	2019	2018

Commercial or business activity loans	$19,145	$16,337
Financial entities loans	661	568
Government entities loans	2,685	2,138
Consumer loans	7,168	6,464
Mortgage loans	7,038	6,455

	36,697	31,962

Credit card loans	7,288	6,680

Total	$43,985	$38,642

Acquisition of loan portfolio

In June 2019, the Institution acquired a non-revolving consumer loans portfolio from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte. The acquired portfolio consists of 2,729 loans with a contractual value of $208. The acquisition price for the transaction was $208.

Simultaneously, as of June 30, 2019, the Institution recognized an amount of $4 in the unaudited condensed consolidated statement of income related to the creation of the allowance for loan losses at the time of acquisition.

Assignment of loan portfolio

In January 2019, the Institution sold a mortgage written off loan portfolio. The sales price for the transaction was $353, generating a gain of $353, which was recorded in the unaudited condensed consolidated statement of income under the heading “Provisions for loan losses” as loans recoveries.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

During March, April and June 2018, the Institution made sales of commercial portfolio, whose book value amounted was $1,471. The sale price said portfolio was $1,451, resulting in a loss in the consolidated statement of income of $20, which was recognized under “Other operating income”.

Likewise, the Institution made a sale of a written-off loans whose recovery value amounted to $157. The amount received for this operation was recognized in “Recovery of previously written-off loans”, under “Other operating income”.

Note 9 – Allowance for loan losses

As of June 30, 2019 and December 31, 2018, the allowance for loan losses was $21,345 and $21,100, respectively, and was comprised as follows:

	Performing	Non-performing	Allowance for
June 30, 2019	loan portfolio	loan portfolio	loan losses

Commercial loans	$3,644	$3,583	$7,227
Mortgage loans	854	1,250	2,104
Consumer loans	8,786	3,228	12,014

Total	$13,284	$8,061	$21,345

	Performing	Non-performing	Allowance for
December 31, 2018	loan portfolio	loan portfolio	loan losses

Commercial loans	$3,295	$3,528	$6,823
Mortgage loans	1,267	1,410	2,677
Consumer loans	8,506	3,094	11,600

Total	$13,068	$8,032	$21,100

As of June 30, 2019 and December 31, 2018, the Institution maintained an allowance for loan losses equivalent to 137% and 131% of the non-performing loan portfolio, respectively.

The allowance for loan losses resulting from the loan portfolio classifications as of June 30, 2019 and December 31, 2018 recorded in the same years, together with the additional allowance required, were classified as follows:

	June 30, 2019		December 31, 2018

Degree of credit risk	Classification of the loan portfolio by risk degree	Allowance for loan losses	Classification of the loan portfolio by risk degree	Allowance for loan losses

A	$631,965	$3,529	$638,366	$3,340
B	99,783	3,636	89,984	3,408
C	28,777	2,832	29,372	2,859
D	10,197	3,649	10,309	3,797
E	9,914	6,947	9,877	5,959

Base classification portfolio	780,636	20,593	777,908	19,363

Less -
Guarantees and credit openings	(79,624)	-	(94,267)	-
Un-accrued financial burden	(518)	-	(616)	-
Interest collected in advance on
factoring operations	(165)	-	(177)	-

Loan portfolio	$700,329	-	$682,848	-

Additional reserves		752		1,737

Total allowance for loan losses		$21,345		$21,100

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Changes in the allowance for loan losses for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018

Opening balances	$21,100	$20,051

Provisions (applications) with a charge (credit) to:
Charge	10,656	20,656
Transfer of foreclosed assets	(42)	(65)
Written-off loans	(10,324)	(19,591)
Other	(45)	49

Closing balances	$21,345	$21,100

Note 10 - Other receivables (net)

As of June 30, 2019 and December 31, 2018, Other receivables are comprised as follows:

	June 30,	December 31,
	2019	2018

Collateral given in cash for transactions performed on OTC markets	$20,648	$29,507
Receivables arising from settlement of transactions	36,163	44,342
Other debtors	12,538	7,025
Employee loans	4,260	4,239
Recoverable taxes	5,262	4,801

	78,871	89,914

Allowance for doubtful accounts	(926)	(825)

Total	$77,945	$89,089

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of June 30, 2019 and December 31, 2018, receivables arising from settlement of transactions are as follows:

	June 30,	December 31,
	2019	2018

Foreign currency	$21,345	$33,603
Debt instruments	14,569	6,428
Equity securities	195	1
Derivatives	54	4,310

Total	$36,163	$44,342

Note 11 - Deposits

As of June 30, 2019 and December 31, 2018, deposits by type of currency are as follows:

	Mexican pesos		Foreign currency		Total

	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018	2019	2018
Demand deposits

Non-interest	$190,602	$206,597	$47	$43	$190,649	$206,640
Interest	200,739	194,454	66,738	53,951	267,477	248,405

	391,341	401,051	66,785	53,994	458,126	455,045

Time deposits

Customer deposits	192,717	161,532	14,301	17,446	207,018	178,978
Money market	54,146	57,777	397	511	54,543	58,288

	246,863	219,309	14,698	17,957	261,561	237,266

Credit instruments issued

Banking bonds issued	5,582	5,024	19,360	19,985	24,942	25,009
Unsecured bonds	23,431	13,226	6,345	6,490	29,776	19,716

	29,013	18,250	25,705	26,475	54,718	44,725

Global deposits account
without movements	1,441	1,361	160	140	1,601	1,501

Total	$668,658	$639,971	$107,348	$98,566	$776,006	$738,537

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of June 30, 2019 and December 31, 2008, end-of-period funding rates were as follows:

	June 30, 2019		December 31, 2018

	Mexican	Foreign	Mexican	Foreign
	pesos	currency	pesos	currency
	(%)	(%)	(%)	(%)
Demand deposits -
Checking accounts	From 0.398	From 0.02	From 0.398	From 0.01
	to 8.71	to 0.46	to 8.58	to 0.46

Time deposits -	From 0.15	From 0.10	From 0.15	From 0.10
Fixed-term deposits	to 8.70	to 1.3	to 8.64	to 1.30

Note 12 – Credit instruments issued

As of June 30, 2019 and December 31, 2018, the Institution has issued short and long-term debt with a market value of $54,718 and $44,725, respectively, which are comprised as follows:

	Number of securities		Market Value
Instrument	2019	2018	2019	2018	Maturity date	Rate
Certificates of deposits (unsecured)	17,000,000	17,000,000	1,700	1,700	09-Mar-2021	8.91%
Certificates of deposits (unsecured)	40,000,000	40,000,000	4,000	4,000	14-Jun-2021	Variable rate (TIIE + 38 basis points)
Certificates of deposits (unsecured)	30,000,000	30,000,000	3,000	3,000	01-Sep-2026	7.19%
Certificates of deposits (unsecured)	63,375,456	64,835,401	6,338	6,484	10-Feb-2020	Variable rate (LIBOR + 20 basis points)
Certificates of deposits (unsecured)	44,609,710	44,609,710	4,461	4,461	06-May-2022	Variable rate (TIIE + 15 basis points)
Certificates of deposits (unsecured)	71,500,000	—	7,150	—	30-Mar-2026	8.95
Certificates of deposits (unsecured)	28,500,000	—	2,850	—	04-Apr-2022	Variable rate (TIIE + 10 basis points)
Structured bank bonds	100,000	100,000	10	10	11-Jul-2019	Index (IPC)
Structured bank bonds	100,000	100,000	10	10	30-Jul-2019	Index (IPC)
Structured bank bonds	100,000	100,000	10	10	30-Jul-2019	Index (IPC)
Structured bank bonds	383,000	—	38	—	01-Jul-2019	11%
Structured bank bonds	300,000	—	30	—	01-Jul-2019	12%
Structured bank bonds	110,000	—	11	—	01-Jul-2019	12%
Structured bank bonds	200,000	—	20	—	02-Jul-2019	16%
Structured bank bonds	22,186	—	2	—	02-Jul-2019	Variable rate (FX)
Structured bank bonds	576,261	—	58	—	02-Jul-2019	5%
Structured bank bonds	100,000	—	10	—	05-Jul-2019	12%
Structured bank bonds	94,400	—	9	—	05-Jul-2019	14%
Structured bank bonds	200,000	—	20	—	05-Jul-2019	13%

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Structured bank bonds	26,143	—	3	—	08-Jul-2019	Variable rate (FX)
Structured bank bonds	5,000,000	—	500	—	10-Jul-2019	10%
Structured bank bonds	254,000	—	25	—	11-Jul-2019	12%
Structured bank bonds	140,000	—	14	—	11-Jul-2019	12%
Structured bank bonds	1,000,000	—	100	—	11-Jul-2019	11%
Structured bank bonds	363,890	—	36	—	11-Jul-2019	12%
Structured bank bonds	576,261	—	58	—	11-Jul-2019	4%
Structured bank bonds	12,659	—	1	—	12-Jul-2019	Variable rate (FX)
Structured bank bonds	103,785	—	10	—	15-Jul-2019	9%
Structured bank bonds	1,500,000	—	150	—	17-Jul-2019	12%
Structured bank bonds	300,000	—	30	—	18-Jul-2019	12%
Structured bank bonds	300,000	—	30	—	18-Jul-2019	12%
Structured bank bonds	247,570	—	25	—	18-Jul-2019	12%
Structured bank bonds	220,000	—	22	—	19-Jul-2019	11%
Structured bank bonds	1,000,000	—	100	—	22-Jul-2019	12%
Structured bank bonds	150,308	—	15	—	22-Jul-2019	5%
Structured bank bonds	928,000	934,000	93	93	04-Sep-2019	Index (IBEX35)
Structured bank bonds	943,600	963,600	94	96	25-Sep-2019	Variable rate (TIIE)
Structured bank bonds	848,000	—	85	—	26-Sep-2019	4.75%
Structured bank bonds	45,500	73,500	5	7	03-Oct-2019	Index (NKY and SXE)
Structured bank bonds	1,390,500	1,390,500	139	139	15-Oct-2019	9.5411
Structured bank bonds	1,010,000	1,010,000	101	101	16-Oct-2019	Index (Euro STOXX 50)
Structured bank bonds	1,750,000	1,750,000	175	175	14-Nov-2019	Index (SXDP)
Structured bank bonds	684,150	686,150	68	69	22-Nov-2019	Index (S&P 500)
Structured bank bonds	150,000	150,000	15	15	19-Dec-2019	Index (Euro STOXX 50)
Structured bank bonds	370,100	370,100	37	37	27-Dec-2019	Index (Euro SX7E)
Structured bank bonds	162,005	162,005	16	16	20-Feb-2020	Variable rate (FX)
Structured bank bonds	162,005	162,005	16	16	20-Feb-2020	Index (Euro SX5E)
Structured bank bonds	1,391,000	—	139	—	23-Mar-2020	Variable rate (TIIE)
Structured bank bonds	1,344,340	—	134	—	25-Mar-2020	Variable rate (TIIE)
Structured bank bonds	500,000	—	50	—	27-Mar-2020	5%
Structured bank bonds	193,500	—	19	—	27-Mar-2020	5%
Structured bank bonds	2,652,000	2,887,000	265	289	02-Jun-2020	Index (Euro SX5E)
Structured bank bonds	1,962,500	—	196	—	26-Jun-2020	4%
Structured bank bonds	1,135,000	—	114	—	26-Jun-2020	Index (IPC)
Structured bank bonds	8,459,514	8,767,714	846	877	23-Oct-2020	Variable rate (TIIE)
Structured bank bonds	4,159,767	4,988,767	416	499	26-Oct-2020	Index (SXDP)
Structured bank bonds	100,000	100,000	10	10	05-Nov-2020	Variable rate (TIIE)
Structured bank bonds	2,199,000	2,376,500	220	238	09-Nov-2020	Index (SXDP)

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Structured bank bonds	1,222,500	1,388,500	122	139	23-Nov-2020	Index (SXDP)
Structured bank bonds	1,800,300	1,838,300	180	184	14-Dec-2020	Index (SXDP)
Structured bank bonds	1,661,500	—	166	—	28-Jan-2021	10%
Structured bank bonds	474,500	474,500	47	47	23-Feb-2021	Variable rate (TIIE)
Structured bank bonds	231,100	231,100	23	23	03-Mar-2021	Index (SXDP)
Structured bank bonds	45,000	45,000	5	5	03-Mar-2021	Index (SXDP)
Structured bank bonds	1,692,000	—	169	—	08-Mar-2021	9.5%
Structured bank bonds	61,000	61,000	6	6	16-Mar-2021	Variable rate (TIIE)
Structured bank bonds	591,000	—	59	—	26-Mar-2021	9.5%
Structured bank bonds	3,055,180	3,206,180	306	321	23-Apr-2021	Variable rate (TIIE)
Structured bank bonds	204,000	204,000	20	20	12-May-2021	Variable rate (TIIE)
Structured bank bonds	488,535	611,785	49	61	24-May-2021	Variable rate (TIIE)
Structured bank bonds	582,500	—	58	—	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	520,000	—	52	—	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	17,500	—	2	—	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	50,000	—	5	—	17-Mar-2022	Variable rate (TIIE)
Structured bank bonds	—	200,000	—	20	07-Nov-2019	Index (SXDP)
Structured bank bonds	—	510,000	—	51	09-Nov-2020	Index (SXDP)
Structured bank bonds	—	247,114	—	25	01-Feb-2019	0.25%
Structured bank bonds	—	150,000	—	15	05-Feb-2019	11%
Structured bank bonds	—	100,000	—	10	14-Feb-2019	Index (IBEX35)
Structured bank bonds	—	1,100,000	—	110	21-Feb-2019	Index (Euro STOXX 50)
Structured bank bonds	—	555,000	—	56	01-Mar-2019	Index (S&P and IPC)
Structured bank bonds	—	197,100	—	20	05-Mar-2019	Index (NIKKEI 225)
Structured bank bonds	—	5,354,550	—	535	25-Mar-2019	Index (IPC)
Structured bank bonds	—	95,000	—	10	27-Mar-2019	Index (NIKKEI 225)
Structured bank bonds	—	293,000	—	29	27-Mar-2019	Index (S&P and IPC)
Structured bank bonds	—	161,000	—	16	03-Apr-2019	Index (NIKKEI 225)
Structured bank bonds	—	496,000	—	50	26-Apr-2019	Index (Euro STOXX 50)
Structured bank bonds	—	1,135,952	—	114	26-Apr-2019	Index (SX7E)
Structured bank bonds	—	62,055	—	6	26-Apr-2019	Index (SX7E)
Structured bank bonds	—	1,843,263	—	184	17-May-2019	Index (Euro STOXX 50)
Structured bank bonds	—	202,000	—	20	23-May-2019	Index (IBEX35)
Structured bank bonds	—	1,219,000	—	122	29-May-2019	Index (S&P and IPC)
Structured bank bonds	—	700,000	—	70	03-Jan-2019	12.23%
Structured bank bonds	—	393,024	—	39	03-Jan-2019	6.34%
Structured bank bonds	—	133,412	—	13	04-Jan-2019	0.25%
Structured bank bonds	—	15,000	—	2	06-Jun-2019	Index (IBEX35)

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Structured bank bonds	-	2,164,444	-	216	06-Jun-2019	Index (IBEX35)
Structured bank bonds	-	271,500	-	27	06-Jun-2019	Index (IBEX35)
Structured bank bonds	-	588,500	-	59	06-Jun-2019	Index (IBEX35)
Structured bank bonds	-	400,000	-	40	08-Jan-2019	Variable rate (FX)
Structured bank bonds	-	100,000	-	10	09-Jan-2019	11%
Structured bank bonds	-	240,520	-	24	10-Jan-2019	12%
Structured bank bonds	-	250,000	-	25	10-Jan-2019	12%
Structured bank bonds	-	600,000	-	60	10-Jan-2019	Variable rate (FX)
Structured bank bonds	-	589,536	-	59	11-Jan-2019	5.81%
Structured bank bonds	-	319,312	-	32	14-Jan-2019	0.25%
Structured bank bonds	-	100,000	-	10	18-Jan-2019	12%
Structured bank bonds	-	274,154	-	27	18-Jan-2019	0.25%
Structured bank bonds	-	1,203,000	-	120	24-Jun-2019	Index (IPC)
Structured bank bonds	-	160,216	-	16	25-Jan-2019	0.25%
Structured bank bonds	-	100,000	-	10	26-Jun-2019	Variable rate (TIIE)
Structured bank bonds	-	150,000	-	15	27-Jun-2019	Index (IPC)
Senior notes	192,087,000	196,512,000	19,209	19,651	09-Nov-2022	4.125%
	545,789,725	450,762,969	54,577	45,076

Minus -
Issuance costs			(84)	(169)

Plus
Valuation of structured bonds			(120)	(374)
Accrued interest			345	192
Total	545,789,725	450,762,969	54,718	44,725

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 13 - Bank and other loans

As of June 30, 2019 and as of December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018

	Total	Total

Demand loans:
Received “call money” transactions	$21,491	$9,717
Loans with foreign banking institutions	19	12
Loans with development banking institutions	430	120
Loans with public fiduciary funds	365	141

Total demand loans	22,305	9,990

Short-term portion:
Loans entered into with foreign banks	7,031	7,539
Loans from development banking institutions	2,614	3,304
Loans from public fiduciary funds	8,171	8,241

Total short-term loans	17,816	19,084

Long-term portion:
Loans entered into with foreign banks	20	30
Loans from development banking institutions	21,129	20,900
Loans from public fiduciary funds	6,819	7,079

Total long-term loans	27,968	28,009

Total interbank and other loans	$68,089	$57,083

Note 14 - Creditors from settlement of transactions

As of June 30, 2019 and December 2018, are as follows:

	June 30,	December 31,
	2019	2018

Foreign currency	$22,360	$37,931
Debt securities	18,917	8,051
Option contracts	161	2,637
Equity securities	61	1

Total	$41,499	$48,620

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 15 - Comparative maturities of principal assets and liabilities

The maturities of the significant assets and liabilities held as of June 30, 2019 were as follows:

		Up to	1 to	Over
	6 months	1 year	5 years	5 years	Total
Assets:
Funds available	$44,949	$-	$40	$28,203	$73,192
Margin accounts	3,826	-	-	-	3,826
Trading securities	35,878	10,486	37,140	11,259	94,763
Securities available for sale	80,875	8,513	59,858	27,189	176,435
Securities held to maturity	-	-	1,468	9,512	10,980
Debtors under sale and repurchase agreements	67,889	-	-	-	67,889
Derivatives	7,743	6,247	62,647	70,451	147,088
Performing loan portfolio	213,313	75,960	256,421	139,004	684,698
Other receivables (net)	68,123	5,245	1,452	3,125	77,945

Total assets	$522,596	$106,451	$419,026	$288,743	$1,336,816

Liabilities:
Demand deposits	$458,126	$-	$-	$-	$458,126
Time deposits	188,817	72,066	677	1	261,561
Credit instruments issued	2,346	7,016	16,082	29,274	54,718
Bank and other loans	40,422	2,722	14,646	10,299	68,089
Creditors under sale and repurchase agreements	84,668	-	-	-	84,668
Collateral sold or pledged as guarantee	21,211	-	-	-	21,211
Derivatives	8,989	6,488	57,982	71,407	144,866
Creditors from settlement of transactions	41,499	-	-	-	41,499
Creditors from collaterals received in cash	22,924	-	-	-	22,924
Sundry creditors and other payables	21,754	6,250	4,832	6,258	39,094
Subordinated liabilities	371	-	-	34,515	34,886

Total liabilities	$891,127	$94,542	$94,219	$151,754	$1,231,642

Assets less liabilities	($368,531)	$11,909	$324,807	$136,989	$105,174

Note 16 - Related-party transactions and balances

Transactions are carried out among subsidiaries and affiliate companies of the Institution (“related companies”), such as investment, deposits, rendering of services, etc., most of which generate income for one entity and an expense for another. Transactions and balances among consolidating companies were eliminated, while those of unconsolidated entities remain in effect.

As of June 30, 2019 and December 31, 2018, the Institution’s main receivable and payable balances with related parties are as follows:

	June 30,	December 31,
Receivable:	2019	2018

Funds available	$2,280	$959

Debtors under sale and repurchase agreements (1)	$1,736	$14,529

Derivatives (asset) (2)	$57,230	$69,187

Performing loan portfolio (3)	$6,645	$5,471

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

	June 30,	December31,
Receivable:	2019	2018

Other receivables, (net) (4)	$8,339	$4,615

Other assets, (net)	$1,072	$953

Payable:

Time deposits (5)	$1,930	$2,197

Demand deposits	$5,958	$2,110

Credit instruments issued (6)	$973	$980

Creditors under sale and repurchase agreements (1)	$7,283	$9,287

Derivatives (liability) (2)	$42,254	$37,087

Other payables (7)	$17,419	$33,588

Creditors from settlement of transactions	$4,248	$724

Subordinated liabilities (8)	$27,480	$28,109

The most significant transactions carried out by the Institution with related parties (at face values) for the six-month periods ended June 30, 2019 and 2018, were as follows:

	June 30,	June 30,
Revenues:	2019	2018

Interest income	$137	$110

Interest from debtors under repurchase agreements	$67	$65

Other Income	$94	$80

Expenses:

Interest expense	$1,299	$1,847

Administrative and promotional expenses	$486	$445

Technical advisory services	$841	$1,020

Net gain on financial assets and liabilities	($14,128)	($4,511)

Net Commission and fees	$3,216	$3,083

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

(1)	As of June 30, 2019 and December 31, 2018, transactions with related parties reported in Debtors under sale and repurchase agreements are:

	June 30,		December 31,
	2019		2018
	Assets	Liabilities	Assets	Liabilities

Casa de Bolsa Santander, S.A. de C.V.	$1,736	$7,268	$1,402	$9,270
Banco Santander Spain	-	-	13,127	-
Other	-	15	-	17

	$1,736	$7,283	$14,529	$9,287

(2)	As of June 30, 2019 and December 31, 2018, asset and liability transactions with derivative financial instruments are as follows:

	June 30,		December 31,
	2019		2018
	Assets	Liabilities	Assets	Liabilities

Banco Santander Spain	$57,216	$42,201	$69,178	$37,082
Other	14	53	9	5

	$57,230	$42,254	$69,187	$37,087

(3)	As of June 30, 2019, it is comprised of loans to Santander Global Technology, S.L. and Santander Capital Structuring, S.A. de C.V., which amount to $1,713 and $1,896, respectively, at an average interest rate of 8.34% and 9.54% respectively.

As of December 31, 2018, it is comprised of loans to Santander Global Technology, S.L. and Santander Capital Structuring, S.A. de C.V. which amount to $1,745 and $1,296, respectively, at an average interest rate of 6.85% and 11.33%, respectively.

(4)	As of June 30, 2019, other accounts receivable are primarily comprised of:

•	Transactions pending settlement with Banco Santander Spain and Casa de Bolsa Santander, S.A. de C.V. for $2,319 and $4,366, respectively.

•	Commission receivables of $1,269 from Zurich Santander Seguros México, S.A. for the placement of insurance policies through Bank branches and $152 from SAM Asset Management S.A. de C.V. for the placement of investments in investment funds.

As of December 31, 2018, other accounts receivable are primarily comprised of:

•	Commission receivables of $1,108 from Zurich Santander Seguros México, S. A. for the placement of insurance policies through Bank branches and $153 from SAM Asset Management S.A. de C.V. for the placement of investments in investment funds.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

(5)	As of June 30, 2019, time deposits are as follows:

		2019		Total
Company	Instrument	Amount	Term	(%)

Santander Global Technology, S.L.	Time deposit (Mexican pesos and US dollars)	$383	3 days	6.87
Santander Capital Structuring, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	201	4 days	7.33
Santander Global Facilities, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	538	3 days	7.33
Other	Promissory note	175

		$1,297

As of December 31, 2018, time deposits are as follows:

		2018		Total
Company	Instrument	Amount	Term	(%)

Santander Global Technology, S.L.	Time deposit (Mexican pesos and US dollars)	$377	2 days	6.87
Santander Capital Structuring, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	355	2 days	6.75
Santander Global Facilities, S.A. de C.V.	Time deposit (Mexican pesos and US dollars)	324	3 days	7.33
Other	Promissory note	342

		$1,398

(6)	As of June 30, 2019 and December 31, 2018, Banco Santander Spain has an investment in credit instruments issued by the Institution with the following characteristics:

Series	Amount	Term (years)	Rate (%)

2019

BSANTM	$947	4	4.125

Total	$947

Series	Amount	Term (years)	Rate (%)

2018

BSANTM	$969	4	4.125

Total	$969

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

(7)	As of June 30, 2019 and December 31, 2018, other accounts payable is comprised of:

	June 30, 2019	December 31, 2018

Guarantees on derivatives transactions:
Banco Santander, S.A. (Spain)	$16,187	$32,949

(8)	As of June 30, 2019, Banco Santander Spain, maintains an investment in subordinated liabilities issued by the Bank with the following characteristics:

	Amount	Term (years)	Rate (%)

Subordinated liabilities	$19,007	9	5.95

Subordinated Additional Tier I Capital Notes	8,473	31	8.5

Total	$27,473

As of December 31, 2018, Banco Santander Spain, maintains an investment in subordinated liabilities issued by the Bank with the following characteristics:

	Amount	Term (years)	Rate (%)

Subordinated liabilities	$19,441	10	5.95

Subordinated Additional Tier I Capital Notes	8,668	31	8.5

Total	$28,109

The Institution entered into professional services contracts with Santander Tecnología México and Santander Global Technology, S.L., which provide systems development and operation services, among others. Similarly, the Institution acquired software developed by Santander Tecnología México and Santander Global Technology, S.L., for $912 and $1,474 for the periods ended June 30, 2019 and December 31, 2018, respectively.

Note 17 - Income taxes

The Income Tax Law (“LISR”) establishes that the applicable Income Tax (“ISR”) rate for 2014 and subsequent years is 30% of taxable income.

ISR is calculated considering certain effects of inflation, such as depreciation calculated according to values at constant prices. In addition, the effect of inflation on certain monetary assets and liabilities is accrued or deducted for the purpose of determining taxable income.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Tax reviews and issues

As of June 30, 2019 and December 31, 2018, the Management of the Institution does not report any contingency on revisions and fiscal matters.

Note 18 - Stockholders’ equity

As of June 30, 2019 and December 31, 2018, capital stock, at nominal value, was as follows:

	Number of shares

	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018

Subscribed capital
Fixed capital -
Series "F" shares	3,464,309,145	3,464,309,145	$13,098	$13,098
Series "B" shares	3,322,685,212	3,322,685,212	12,562	12,562

	6,786,994,357	6,786,994,357	25,660	25,660

Unsubscribed capital
Fixed capital -
Series "F" shares	331,811,068	331,811,068	-	-.
Series "B" shares	318,188,932	318,188,932	-	-.

	650,000,000	650,000,000	-	-.

Total	7,436,994,357	7,436,994,357	$25,660	$25,660

Note 19 - Contingencies

As of June 30, 2019 and December 31, 2018, the Institution was the defendant in various legal proceedings and claims arising in the ordinary course of business. While this situation represents contingent liabilities, according to the Institution’s Management and their legal, tax and labor lawyers, in the event of an unfavorable final decision, they do not expect any significant effect on the consolidated financial statements.

IPAB Indemnity

As of June 30, 2019 and December 31, 2018, the amount of the maximum contingencies related to the lawsuits that are covered by the IPAB, without considering those undetermined, is $368, for both periods.

Legal contingencies

As of June 30, 2019 and December 31, 2018, as a result of its business activities (without considering contingencies covered by the IPAB), the Institution has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Management and its internal and external legal, tax and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

As of June 30, 2019 and December 31, 2018, the Institution has recorded contingency reserves for the amounts of $1,337 and $1,301, respectively, that have been included under the heading “Sundry creditors and other accounts payable” of the unaudited condensed consolidated balance sheet, which, based on the opinion of its internal and external legal advisors, Management considers to be adequate.

Note 20 - Financial Margin

For the six-month periods ended June 30, 2019 and June 30, 2018, the financial margin were as follows:

	June 30, 2019

	Amounts

	Mexican pesos	US dollars	Total
Interest income:
Interest and yield on loan portfolio	$34,948	$1,749	$36,697
Interest and yield on loan portfolio related to credit
card transactions	7,288	-	7,288
Interest and yield of securities	8,741	568	9,309
Interest and yield of funds available	1,286	592	1,878
Interest and yield of sale and repurchase
agreements and securities loans	5,296	-	5,296
Interest and yield of margin accounts	357	217	574
Commissions collected on loan originations	287	-	287

Total interest income	58,203	3,126	61,329

Interest expense:
Interest from demand deposits	(6,184)	(17)	(6,201)
Interest from time deposits	(8,235)	(460)	(8,695)
Interest on bank and other loans	(2,033)	(188)	(2,221)
Interest from credit instruments issued	(1,020)	(554)	(1,574)
Interest from subordinated debt	-	(804)	(804)
Interest and premium of sale and repurchase
agreements and securities loans	(8,797)	-	(8,797)

Total interest expense	(26,269)	(2,023)	(28,292)

Financial margin	$31,934	$1,103	$33,037

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

	June 30, 2018

	Amounts

	Mexican pesos	US dollars	Total
Interest income:
Interest and yield on loan portfolio	$30,477	$1,485	$31,962
Interest and yield on loan portfolio related to credit
card transactions	6,680	-	6,680
Interest and yield of securities	8,727	459	9,186
Interest and yield of funds available	1,192	332	1,524
Interest and yield of sale and repurchase
agreements and securities loans	3,337	-	3,337
Interest and yield of margin accounts	365	151	516
Commissions collected on loan originations	300	-	300

Total interest income	51,078	2,427	53,505

Interest expense:
Interest from demand deposits	(4,953)	(5)	(4,958)
Interest from time deposits	(6,685)	(377)	(7,062)
Interest on bank and other loans	(1,778)	(68)	(1,846)
Interest from credit instruments issued	(901)	(468)	(1,369)
Interest from subordinated debt	-	(864)	(864)
Interest and premium of sale and repurchase
agreements and securities loans	(7,996)	-	(7,996)

Total interest expense	(22,313)	(1,782)	(24,095)

Financial margin	$28,765	$645	$29,410

Note 21 - Commission and fee income

For the six-month periods ended June 30, 2019 and June 30, 2018, Commission and fee income are comprised as follows:

	June 30,	June 30,
Description	2019	2018

Debit and credit card	$4,623	$3,941
Account management	634	600
Collection services	1,538	1,425
Insurance	2,543	2,323
Investment funds	764	777
Financial advice and public offers	696	711
Purchase-sale of securities and money market transactions	435	252
Checks trading	128	124
Foreign trade	670	629
Other	471	757

	$12,502	$11,539

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 22 - Commission and fee expense

For the six-month periods ended June 30, 2019 and June 30, 2018, Commission and fee expense are comprised as follows:

	June 30,	June 30,
Description	2019	2018

Debit and credit card	$(1,986)	$(1,918)
Investment Funds	-	(1)
Insurance	(48)	(59)
Financial advice and public offers	(26)	(2)
Purchase-sale of securities and money market transaction	(61)	(74)
Checks trading	(12)	(14)
Other	(1,246)	(1,140)

	$(3,379)	$(3,208)

Note 23 - Net gain on financial assets and liabilities

For the six-month periods ended June 30, 2019 and June 30, 2018, the main items comprising the Net gain on financial assets and liabilities are as follows:

	June 30,	June 30,
	2019	2018
Valuation result
Foreign exchange	$161	$575
Derivatives	2,857	6,102
Equity shares	23	606
Debt instruments	984	(1,203)

	4,025	6,080
Purchase-sale result
Foreign exchange	163	59
Derivatives	(4,068)	(5,149)
Equity shares	497	517
Debt instruments	279	(170)

	(3,129)	(4,743)

Total	$896	$1,337

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 24 - Other operating income (net)

For the six-month periods ended June 30, 2019 and June 30, 2018, Other operating income (net) are as follows:

	June 30,	June 30.
	2019	2018

Recovery of previously written-off loans (*)	$-	$1,496
Cancellation of liabilities and reserves	160	234
Technical advisory services	33	56
Interest on personnel loans	145	141
Loss on loan portfolio sale	-	(20)
Write-offs	(526)	(575)
Premiums paid on guarantees for SMEs loans portfolio	(381)	(249)
Legal expenses and loan portfolio recovery costs	(501)	(462)
Provision for legal and tax contingencies	(159)	(325)
Allowance for losses on foreclosed assets	(58)	(47)
Gain on sale of foreclosed assets	74	43
Others	222	144

Total	$(991)	$436

(*) As mentioned in Note 4 of these unaudited condensed consolidated financial statements, since January 1, 2019, the Bank cancelled the surpluses of the allowance for loan losses in the income statement, as well as recognized the recovery of loans previously written-off against the heading "Allowance for loan losses" of the consolidated income statement; the amount of recovery of loans previously written-off is $1,884.

Note 25 - Administrative and promotional expenses

For the six-month periods ended June 30, 2019 and June 30, 2018, Administrative and promotional expenses are as follows:

	June 30,	June 30,
	2019	2018

Salaries and employee benefits	$7,843	$7,506
Credit cards	167	152
Professional fees	170	479
Rents	1,217	1,170
Advertising and communications	467	466
Taxes other than income tax	988	898
Information technology	1,747	1,430
Depreciation and amortization	1,826	1,433
IPAB contributions	1,660	1,520
Securities transportation expenses	646	572
Others	2,007	1,437

Total	$18,738	$17,063

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

Note 26 - Information by segments

As of June 30, 2019 and June 30, 2018, the Institution provides integrated financial services to its clients, which include banking and credit operations, brokerage services and fund management for retirement pensions.

The main segment information for the six-month period ended June 30, 2019, is as follows:

	June 30, 2019

	Segments

	Commercial Bank	Corporate and Investment Banking	Corporate Activities	Total Institution

Financial margin	$28,819	$3,926	$292	$33,037
Provisions for loan losses	(8,817)	45	-	(8,772)

Financial margin after provisions for loan losses	20,002	3,971	292	24,265

Net commissions and fees	8,319	801	3	9,123
Net gain on financial assets and liabilities	619	204	73	896
Other operating income (expense)	(1,077)	8	78	(991)
Administrative and promotional expenses	(16,316)	(2,245)	(177)	(18,738)

Operating income	11,547	2,739	269	14,555

Results of other long-term investment in shares	-	-	-	-

Income before income taxes	11,547	2,739	269	14,555

Incurred and deferred income taxes	(3,464)	(822)	630	(3,656)

Net income	$8,083	$1,917	$899	$10,899

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

The main segment information for the six-month period ended June 30, 2018, is as follows:

	June 30, 2018

	Segments

		Corporate and
	Commercial	Investment	Corporate	Total
	Bank	Banking	Activities	Institution

Financial margin	$25,761	$2,892	$757	$29,410
Provisions for loan losses	(9,133)	(480)	-	(9,613)

Financial margin after provisions for loan losses	16,628	2,412	757	19,797

Net commissions and fees	7,498	984	(151)	8,331
Net gain on financial assets and liabilities	581	706	50	1,337
Other operating income (expense)	568	(3)	(129)	436
Administrative and promotional expenses	(14,626)	(2,034)	(403)	(17,063)

Operating income	10,649	2,065	124	12,838

Results of other long-term investment in shares	-	-	-	-

Income before income taxes	10,649	2,065	124	12,838

Incurred and deferred income taxes	(3,195)	(620)	875	(2,940)

Net income	$7,454	$1,445	$999	$9,898

Note 27 - Comprehensive risk management

Risk management is considered by the Institution as a competitive element of a strategic nature with the ultimate objective of maximizing the value generated for the shareholder. This management is defined, in a conceptual and organizational sense, as an integral treatment of the different risks (market, liquidity, counterpart, operational, legal and technological) assumed by the Institution in the development of its activities.

The Institution's management of the inherent risk of its operations is essential to understand and determine the behavior of its financial situation and the creation of a value in the long term.

Trading portfolios

To measure risk within a global approach, the Value at Risk (VaR) methodology is followed. The VaR is defined as the statistical estimate of the potential loss of value of a specific position, in a certain period of time and with a certain level of confidence. The VaR provides a universal measure of the level of exposure of different risk portfolios, allows the comparison of the level of risk assumed between different instruments and markets, expressing the level of each portfolio through a single figure in economic units. A more comprehensive explanation of this methodology is included in Note 39 to the Institution’s audited consolidated financial statements as of December 31, 2018.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

The VaR corresponding to the closing of the six-month period of 2019 was:

	June 30, 2019
	VaR(1)	%(*)

Negotiation Tables	101,965.94	0.84%
Market Making	33,734.60	0.03%
Proprietary Trading	11,373.89	0.01%

	June 30, 2019
	VaR(1)	%(*)

Risk Factor	%
Interest rate	41,076.38	0.03%
Exchange rate	85,939.76	0.07%
Variable income	1,695.76	0.00%

(1) Figures in thousands of Mexican pesos

(*) % of VaR with respect to net capital

Asset and liability management

As part of the financial management performed by the Institution, the sensitivity of the financial margin or of the net interest margin (NIM) and the sensitivity of the market value of equity (MVE) of the different balance sheet headings is analyzed against interest rate variations. This sensitivity derives from the differences between the expiration and modification dates of interest rates generated in the different headings of assets and liabilities. The analysis is based on the classification of each heading sensitive to interest rates over time, depending on their dates of amortization, expiration or contractual amendment of the applicable interest rate.

The NIM and MVE sensitivity analysis of the six-month period of 2019 is as follows:

	Sensitivity NIM				Sensitivity MVE

	Apr 19	May-19	Jun 19	Average	Apr 19	May-19	Jun 19	Average
Balance in Mexican
Pesos (GAP)	37%	31%	41%	36%	72%	71%	56%	66%
Scenario	(100) bps	(100) pb	(100) bps	-	100 bps	100 bps	100 bps	-
Balance in US Dollars
(GAP)	68%	66%	66%	67%	52%	50%	52%	51%
Scenario	(100) bps	(100) pb	(100) bps	-	(100) bps	(100) bps	(100) bps	-

Liquidity risk

The Institution carries out liquidity risk management based on differences in the maturity of assets and liabilities, monitoring the maximum profiles of the time lag. This monitoring is based on analysis of the maturity of assets and liabilities, both contractual and management. The Institution makes an estimate for the maintenance of a sufficient quantity of liquid assets to guarantee a survival horizon for a minimum of days in a scenario of liquidity stress without resorting to additional sources of financing. Liquidity risk is limited in terms of a minimum period of days established for local currency, foreign currency and on a consolidated basis.

Banco Santander México, S. A., Institución de Banca Múltiple

Grupo Financiero Santander México and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the semesters ended June 30, 2019 and 2018 and

for the year ended December 31, 2018

The following table shows the liquidity mismatch of our assets and liabilities with different maturities as of June 30, 2019:

										More than
	Total	1 day	1 week	1 month	3 months	6 months	9 months	1 year	5 years	5 years

Structural gap	(77,356)	(26,811)	9,143	(12,432)	100,831	81,186	9,745	13,304	207,092	(459,414)
Non-derivatives	(110,632)	(26,811)	9,075	(12,608)	100,082	80,793	7,798	12,690	195,618	(477,268)
Derivatives	33,275	-	69	176	749	393	1,947	615	11,474	17,854

* * * * * *